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Exhibit 4.6

Schedule 1 to Exhibit 4.4
Individual Deviations from Standard MTIP 2004 Invitation Letter to
Members of the Management Board

Name	Maximum Incentive Amount (€) for MTIP Tranche 2004
Kai-Uwe Ricke	750,000
Dr. Karl-Gerhard Eick	562,500
Dr. Heinz Klinkhammer	450,000
René Obermann	450,000
Konrad F. Reiss (died April 6, 2005)	200,000	(participating pro rata, inclusive of April, 2005)
Walter Raizner	406,250	(participating pro rata, starting Nov. 1, 2004)

Maximum incentive amounts can only be reached if both 2004 plan targets are met. Amounts are payable in early 2007, according to the MTIP terms and conditions. Actual amounts accrued for 2004 can be found in Item 6. See Exhibits 4.3 and 4.5 for further details.

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Schedule 1 to Exhibit 4.4 Individual Deviations from Standard MTIP 2004 Invitation Letter to Members of the Management Board